OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

KUHLMAN COMPANY, INC.
(Name of Issuer)
COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)
501197 10 7
(CUSIP Number)
February 3, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	501197 10 7	13G	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Scott Kuhlman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		1,019,480

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,019,480

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,019,480

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	501197 10 7	13G	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Susan Kuhlman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		1,728,020

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,728,020

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,728,020

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 501197 10 7	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:
Kuhlman Company, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:
701 North Third Street, Suite B-1
MINNEAPOLIS, MINNESOTA 55401

Item 2(a). Name of Person Filing:
Scott Kuhlman and Susan Kuhlman

Item 2(b). Address of Principal Business Office, or if None, Residence:
701 North Third Street, Suite B-1
MINNEAPOLIS, MINNESOTA 55401

Item 2(c). Citizenship:
USA

Item 2(d). Title of Class of Securities:
COMMON STOCK, $.001 PAR VALUE

Item 2(e). CUSIP Number:
501197 10 7

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 501197 10 7	13G	Page 4 of 5 Pages
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:
Scott Kuhlman beneficially owns 1,019,480 shares. Susan Kuhlman beneficially owns 1,728,020 shares (which includes 18,540 shares held in trust for the Kuhlman children). Scott Kuhlman and Susan Kuhlman are husband and wife, together they beneficially own 2,747,500 shares.
     (b) Percent of class:
Scott Kuhlman 4.7%; Susan Kuhlman 8.0%; together 12.7%
     (c) Number of shares as to which such person has:
     With respect to Scott Kuhlman:
(i)	Sole power to vote or to direct the vote: 1,019,480

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,019,480

(iv)	Shared power to dispose or to direct the disposition of: 0
     With respect to Susan Kuhlman:
(i)	Sole power to vote or to direct the vote: 1,728,020

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,728,020

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
N/A
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.

Item 10. Certifications.
     (a) Not applicable.
     (b) Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006	/s/ Scott Kuhlman
Scott Kuhlman

/s/ Susan Kuhlman
Susan Kuhlman

Exhibit A
AGREEMENT
TO JOINTLY FILE SCHEDULE 13G
     The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Kuhlman Company, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 14, 2006	/s/ Scott Kuhlman
Scott Kuhlman

/s/ Susan Kuhlman
Susan Kuhlman